

05041316

50 3/25/05

U... ...

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amended

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8-52704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-31-2003 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Trading Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

816 6th STREET South
(No. and Street)

Kirkland (City) WA. (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Ryan @ Gilligan, Ryan, Jorgensen & Comp
(Name – *if individual, state last, first, middle name*)

7525 Pioneer Way Ste #201 Gigharbor WA 98335
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-11-2005

Integrity Trading Inc./RML Trading
816 Sixth Street South
Kirkland,Wa.98033
425-284-0301

Oath or Affirmation

I, Jeffrey W. Hockanson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeffrey W. Hockanson
Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 15th day of March 2005

Kathleen A. Kubista

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CERTIFIED PUBLIC ACCOUNTANTS

GILLIGAN, RYAN, JORGENSON & CO., P.S.

CHARLES E. GILLIGAN, CPA
ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
AMANDA J. OLSON, CPA

Reconciliation and Explanations

Net Capital, from audited statements	$ 204,311
Deductions and/or charges:	
Hair cut on options	(200)
Hair cut on money market	(1,544)
Net Capital, per Broker-Dealer's Unaudited Part IIA	$ 202,567

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425

INTEGRITY TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISSION

AS OF DECEMBER 31, 2004

Net Capital	
Total Stockholder's Equity	$ 281,039
Total capital	281,039
Deductions and/or charges:	
Prepaid Registration Fee	(9,285)
Dallas office deposit	(2,500)
Equipment, net	(64,943)
	(78,472)
Net Capital	$ 202,567